Exhibit 12.1

BRAVO BRIO RESTAURANT GROUP, INC.
EARNINGS TO FIXED CHARGES
(in thousands, except ratios)

	Year-ended
	December 28,	December 29,	December 30,	December 25,	December 26,
Computation of Earnings:	2014	2013	2012	2011	2010

Net income (loss) before income taxes	$14,105	$7,275	$21,800	$19,756	$(1,002)
Add
Gross Interest Expense	651	767	977	1,336	6,131
Capitalized Interest	—	—	—	—	(70)
40% of Minimum Rent	7,481	7,572	6,981	5,816	5,491

Earnings as Adjusted	22,237	15,614	29,758	26,908	10,550

Computation of Fixed Charges:
Gross Interest Expense	651	767	977	1,336	6,131
40% of Minimum Rent	7,481	7,572	6,981	5,816	5,491

Fixed Charges	8,132	8,339	7,958	7,152	11,622

Ratios of Earnings to Fixed Charges	2.73	1.87	3.74	3.76	0.91